Direct Dial: 972-695-1091
Direct Fax: 972-695-1022
E-Mail Address: kcichocki@homeinteriors.com

April 25, 2005

Mr. George F. Ohsiek, Jr., Branch Chief
United States Securities and Exchange Commission
Washington, D.C. 20549

Re:	Home Interiors & Gifts, Inc. Form 10-K for the fiscal year ended December 31, 2004 Filed March 23, 2005 File No. 333-62021

      Mr. Ohsiek:

      We have reviewed your correspondence dated April 18, 2005 regarding our most recent 10-K filing and offer you the following responses to your inquiries. For your convenience, we have numbered our responses to correspond with the order of your inquiries, and have restated the text of each of your questions in italics within the body of our response:

1.	In future filings where you describe two or more business reasons that contributed to a material change in a financial statement line item between periods, please quantify the extent to which each change contributed to the overall change in the line item, if practical.

We will incorporate your comments into future filings, where appropriate.

2.	You disclose that in comparison to 2003, management actions resulted in higher domestic direct selling gross profit percentages for 2004. In future filings please describe the specific actions and the underlying reasons taken by management to achieve such results.

We will incorporate your comments into future filings, where appropriate.

3.	In future filings please provide analysis explaining the underlying reasons for the significant fluctuations in the working capital accounts and please ensure your discussion and analysis of cash flows is not merely a recitation of changes evident from the financial statements.

Mr. George F. Ohsiek, Jr.
April 25, 2005

We will incorporate your comments into future filings, where appropriate.

4.	In the contractual obligation table, guaranteed minimum licensing royalty obligations are not included in columns representing payments due after three years under your twelve-year license agreement with Meredith Corporation. Please supplementally advise and revise in future filings.

While the license agreement with Meredith Corporation has a 12-year term, only the first 2 years of royalty payments are guaranteed (because either party may terminate the agreement at any time after December 31, 2005 by providing 60 days written notice to the other party). We don’t believe it is appropriate to include royalty obligations in the contractual obligation table for periods during which the license agreement is terminable at will by either party at any time, and as a result do not believe any revisions to the table are required. Please note, however, that in January 2005 the Meredith license agreement was amended to extend the term during which the agreement could not be terminated at will – from December 31, 2005 to December 31, 2007 for Meredith and from December 31, 2005 to December 31, 2008 for Home Interiors. Accordingly, in future filings, we intend to reflect guaranteed royalty obligations payable under this agreement through the guarantee period in the contractual obligation table, as well as footnote the table to provide details of the contract.

5.	It appears that depreciation expense is classified as general and administrative expenses in the consolidated statement of operations. If depreciation expense is excluded from cost of sales, please revise the cost of sales captions accordingly in future filings.

In response, we advise the Staff that depreciation expense has not been excluded from cost of sales in our financial statements. Based on the nature of our business, depreciation expense is classified in both cost of sales and general and administrative expense. Depreciation expense for our manufacturing operations is reported as cost of sales. Depreciation expense related to our direct selling operation is reported as general and administrative expense. We will disclose this more clearly in future filings.

6.	Please supplementally explain with reference to authoritative guidance why the $29.5 million preferred stock dividends and $15.3 million premium paid in excess of the liquidation value of the preferred stock were recorded as a reduction to additional paid in capital rather than being reflected as a charge to accumulated deficit.

We have an accumulated deficit. Pursuant to Staff Accounting Bulletin, Topic 3-C, Question 1, if an accumulated deficit exists, dividends should be charged to paid in capital. Accordingly, the $29.5 million preferred stock

Mr. George F. Ohsiek, Jr.
April 25, 2005

dividends and the $15.3 million premium paid in excess of the liquidation value of the preferred stock were recorded as a reduction to additional paid in capital rather than being reflected as a charge to accumulated deficit.

In future filings please note that when state laws have effects of a significant nature the significant facts should be disclosed.

We have noted your comments and will consider for future filings.

7.	You classify gains and losses from interest rate swap transactions as “Other income (expense), net.” It would appear that the appropriate classification for gains and losses on interest rate swap transactions would be interest expense. Please revise future filings accordingly.

FASB Statement No. 133, as amended by FASB Statement No. 137 and 138, establishes accounting and reporting standards for derivative instruments, including certain derivative instruments embedded in other contracts, and for hedging activities. FASB 133 requires that an entity recognize all derivatives as either assets or liabilities in the statement of financial position and measure those instruments at fair value. Based upon the derivative requirements outlined in FASB 133, the interest rate swap agreements are derivatives. FASB 133 also establishes that if certain conditions are met, a derivative may be specifically designated as a fair-value hedge, cash flow hedge, or foreign-currency hedge. We did not undertake the steps required to elect hedge accounting. According to FASB 133, if the gain or loss on a derivative instrument is not designated as a hedging instrument, such gains and losses shall be recognized currently in earnings. Therefore, we believe that any gains or losses that result from an interest rate swap transaction are appropriately classified as “Other income (expense), net” and not interest expense. As a result of the foregoing, we do not believe any revisions to our future filings are appropriate.

8.	In future filings please provide the revenue disclosures by product or each group of similar products unless it is impracticable to do so.

Our business is concentrated in one broad product group – home decorative accessories. As a result, our reportable segments are based upon functional lines of business rather than by products or product groups. Therefore, we believe it is impractical for us to provide revenue disclosures by individual products or products groups. We will disclose this more clearly in future filings.

Mr. George F. Ohsiek, Jr.
April 25, 2005

      In connection with responding to your comments, Home Interiors acknowledges that:

•	Home Interiors is responsible for the adequacy and accuracy of the disclosure in the filing;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	Home Interiors may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

      If you have any further questions, please do not hesitate to contact me at the above referenced number.

Sincerely,
/s/Kenneth J. Cichocki
Kenneth J. Cichocki
Senior Vice President of Finance and CFO